Exhibit 99.1

ReTo Eco-Solutions Selected for High Visibility Chinese Expressway Project Linking 2022 Beijing Winter Olympics Competition Zones

BEIJING, CHINA – July 10, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced it was selected to install and maintain an eco-friendly, state-of-the-art wastewater treatment solution in Beijing. The project is part of the high visibility Yanqing to Chongli Expressway, which was built to link the Yanqing district of Beijing and the Chongli district of Zhangjiakou, two competition zones for the 2022 Beijing Winter Olympics. Construction of the initial station has been completed and is now in the testing phase.

As a Government green, environmentally friendly and energy saving demonstration project, the Expressway Management conducted a bidding process for pollution-free renovation of the first highway service station. ReTo, with environmental expertise and founded on the philosophy of Technology Improves Ecology, partnered with an established commercial construction company to win the project bid. ReTo is providing all the necessary equipment and technical services, as well as follow-up maintenance and management. Its partner is carrying out installation and construction.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “This win is a major validation of our proprietary ecological and environmental protection systems, which we believe provides us with a significant competitive advantage as we pursue other similar opportunities, including a 42 service station project under the Hebei Provincial Expressway Administration, which has an estimated total value of RMB 60 million. This contract is another example of the high-value opportunities we are pursuing as we continue to execute on our business strategy, expand our product line, drive growth and build value for shareholders.”

ReTo’s proprietary ecological and environmental protection equipment will be able to process up to 150 tons of daily sewage discharged from toilets, bathrooms and kitchens in the high-speed service area, with the effluent able to reach the Class 1 A standard of the "Emission Standard for Pollutants in Urban Sewage Treatment Plants" (GB18918-2002).

In addition, the comprehensive solution deployed combines an automatic equipment control module, cloud-based data collection and analysis, and a mobile terminal client, making it a powerful, versatile management service platform.

ReTo’s intelligent and efficient integrated wastewater treatment solutions have recently been deployed in cities and provinces across China, effectively mitigating the problem of local domestic sewage treatment, improving the environment and promoting the construction of beautiful landscapes, which are an important part of the one-stop ecological environment governance industrial chain.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its ability to: 1) complete the wastewater treatment project, successfully bid for similar projects; 2) expand its product line, drive growth and build value for shareholders; and 3) the ability of its products to help improve the environment are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com